

Mail Stop 3561

February 9, 2018

Via E-mail
Mr. Gregory J. Martin
Chief Financial Officer
SSR Mining Inc.
1055 Dunsmuir Street, Suite 800
PO Box 49088, Bentall Postal Station
Vancouver, BC V7X 1G4
Canada

> **Re:** **SSR Mining Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2016**
> **Filed March 23, 2017**
> **Response dated January 26, 2018**
> **File No. 001-35455**

Dear Mr. Martin:

We have reviewed your January 26, 2018 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2018 letter.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.3 – Consolidated Financial Statements for the fiscal year ended December 31, 2016

Note 2(i)(ii) – Exploration and evaluation expenditures, page 16

1. In your response to comment 1 you state that your threshold for demonstrating technical feasibility and commercial viability in regards to permits, social license and other authorizations is higher than "reasonable confidence" but rather is based on whether it is "probable that all regulatory requirements for a project to start to be developed can be confidently fulfilled." We note that the CIM Definition Standards state that a Mineral

Reserve is the economically minable part of a mineral resource supported by a Feasibility or Preliminary Feasibility Study that includes "adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified." [emphasis added] Please clarify whether it is your conclusion that the existence of proven and/or probable Mineral Reserves consistent with the CIM definition standards does not constitute a probable future benefit sufficient to justify capitalization of expenditures pursuant to IAS 16.

2. The CIM Definition Standards state that "The term "Mineral Reserve" need not necessarily signify that… all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals." In regards to your properties for which you have established Mineral Reserves but believe you have not yet demonstrated technical feasibility and commercial viability, please clarify whether you have a reasonable expectation of receiving all necessary government approvals and other similar obstacles to economic extraction. Please also provide us with specific examples of instances where you have had a reasonable expectation of obtaining approvals or satisfying regulatory requirements (e.g., permits, social license or authorizations) sufficient to establish Mineral Reserves, but an insufficient level of confidence necessary to demonstrate technical feasibility and commercial viability.

You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at (202) 551-3813, with any questions.

Sincerely,

/s/Craig Arakawa for

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining